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                             April 8, 2022

       Yin-Chieh Cheng
       President and Chief Executive Officer
       Nocera, Inc.
       3F (Building B), No. 185, Sec. 1, Datong Rd.,
       Xizhi Dist., New Taipei City
       221, Taiwan

                                                        Re: Nocera, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 1, 2022
                                                            File No. 333-264059

       Dear Mr. Cheng:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 1, 2022

       Cover Page

   1. We note your revised disclosures in response to prior comment 1. You state that you have been provisionally
identified by the SEC as an issuer under the HFCAA and that you intend to respond to
the SEC by April 20, 2022 to submit support that you should be removed from this list.
Please explain to us the type of evidentiary support you intend to submit.
       Prospectus Summary, page 1

   2. You state on page 2 that your Chinese subsidiary, Guizhou Grand Smooth Technology
                                                        Ltd., may be involved
with RASs manufacturing in the "near future". You also state
 Yin-Chieh Cheng
Nocera, Inc.
April 8, 2022
Page 2
      on page F-22 that you plan to reinvest your earnings to "potentially continue" business in mainland China, and we note your new risk factor on page 21 refers to the uncertainties of operating in China. Please reconcile these statements with your disclosure on page 1 claiming you do not currently have any intentions of conducting operations in China or
      Hong Kong. If you are contemplating to operate in either Hong Kong or China, please revise your disclosures to detail such plans.
Holding Foreign Companies Accountable Act, page 4

3. We acknowledge your revised disclosures in response to prior comment 2 and refer to your statement that if you do not engage an auditor that is subject to regular inspection by the PCAOB, your securities "may" be prohibited from a U.S. securities exchange or OTC trading market. Please revise to explain the conditions that would lead to your securities being delisted and prohibited from a U.S. securities exchange or OTC trading market.
      Please correspondingly revise the twelfth bullet on page 6 and your new risk factor starting on page 18. With respect to your new risk factor starting on page 18, please also revise to make sure it is up-to-date and specific to you.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,
FirstName LastNameYin-Chieh Cheng
                                                            Division of
Corporation Finance
Comapany NameNocera, Inc.
                                                            Office of Life
Sciences
April 8, 2022 Page 2
cc:       Philip Magri, Esq.
FirstName LastName